BERGIO INTERNATIONAL INC.

12 DANIEL ROAD E.

FAIRFIELD, NJ 07004

June 1, 2012

William H. Thompson

Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bergio International Inc.
Registration Statement on Form S-1
Filed February 1, 2012
File No. 333-179283

Mr. Thompson:

By letter dated February 28, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Bergio International (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1, filed on February 1, 2012 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

Prospectus Cover Page

1.

Please tell us how you determined to register 9,500,000 shares, as opposed to a lesser or greater amount, under the Securities Purchase Agreement.

RESPONSE: This number was calculated based on the outstanding public float.  The Company registered this amount so as not to exceed one-third of the float.

Prospectus Summary, page 6

Company Overview, page 6

2.

We note your disclosure in the second paragraph that you are entering your 18th year of operations.  Yet, in the fifth paragraph you state that you have a limited operating history.  Please clarify why you have a limited operating history.

RESPONSE: The Company has revised the disclosure in the Registration Statement to clarify the Company’s length of operations.  The 18th years of operations was in reference to the business of the Diamond Institute, not Bergio International, Inc.

3.

We note your disclosure in the first paragraph on page seven and in the first risk factor on page ten that you currently have sufficient cash to sustain your operation for a period of approximately one month. However, we note that you have a cash overdraft at September 30, 2011. Please revise or advise.

RESPONSE: As of March 31, 2012, the Company believes that it has sufficient cash on hand for two months.  The Company has revised the disclosure accordingly.

About this Offering, page 7

4.

Please include a more detailed description of the significant terms of the committed equity facility agreement and registration rights agreement here or elsewhere in the prospectus. The disclosure should include a description of significant covenants, assignment and termination provisions, legal and administrative, due diligence and advance fees payable under the equity facility and fees payable under the registration rights agreement. In addition, please include a discussion of the likelihood that you will never receive the full amount of proceeds available under the equity facility, and if you are not likely to receive the full amount, please include an explanation of why the parties chose the particular dollar amount of the equity line.

RESPONSE: We have revised the Registration Statement to include more detailed disclosure of the equity facility transaction.

5.

We note that your description of the maximum advance amount in the fourth bullet point in the first paragraph differs from the definition in the equity facility agreement. Please revise or advise.

RESPONSE: We have revised the Registration Statement to fix the discrepancy.

6.

We note that your disclosure in the first paragraph on page 8 that TCA agreed, subject to certain exceptions, to refrain from holding an amount of shares which result in TCA or its affiliates from owning more that 9.99% of your outstanding shares of common stock at any one time. Please disclose the exceptions and the risk that TCA could own a majority of your outstanding shares based on the maximum number of shares issuable under the equity facility.

RESPONSE: There are no exceptions to the ownership limitation.  We have revised our disclosure accordingly.

Summary of the Shares Offered by the Selling Security Holder, page 8

7.

Please show us how to reconcile the number of shares of common stock issued before the offering to the number of shares outstanding at the end of the most recent period presented in your financial statements and the disclosures provided in “Recent Sales of Unregistered Securities” on page II-1.

RESPONSE: Please see attached the share table, attached hereto as Exhibit A.

Risk Factors, page 10

8.

Please add discussions reflecting the following risks, or tell us why you believe they are not appropriate:

•

Your ability to maintain a sufficient number of shares authorized for issuance and the risk that you may need to seek shareholder approval if the number of shares issued under the equity facility exceeds the number of authorized shares; and

•

The risk that you may not be able to issue shares under the equity line if you are unable to maintain your listing on the Over-the-Counter Bulletin Board.

RESPONSE: As Berge Abajian, our Chief Executive Officer, maintains voting control through a series of preferred stock, we do not believe seeking shareholder approval is an actual risk and therefore have not included a risk factor.  We have included a risk factor relating to maintaining the Company’s listing on the OTCBB.

Risk Related to Our Business and Industry, page 10

We maintain a relatively large inventory of our raw materials…, page 12

9.

You disclose that you store significant quantities of raw materials. This disclosure appears to be inconsistent with the disclosure in your financial statements that inventories consist primarily of finished goods.  Please revise or advise.

RESPONSE: The Company does not store significant quantities of raw materials.  We have revised the Registration Statement accordingly.

Risk Related to Our Common Stock, page 13

If we are unable to favorably assess the effectiveness of our internal control over financial reporting..., page 15

10.

We note your disclosure that management will be required to provide a report on the effectiveness of your internal control over financial reporting with its first annual report after you have filed an annual report with the SEC for the prior fiscal year, which will be your annual report for the year ended December 31, 2011. However, it appears that you have been subject to the disclosure requirements of Item 308(b) of Regulation S-K since the filing of Form 10-K for fiscal 2008. Also, we note that management concluded that your disclosure controls and procedures were not effective at December 31, 2010, as a result of material internal control weaknesses identified by management based on the evaluation required by Exchange Act Rule 15d-15(c). As such, please revise to disclose that you are subject to the reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, that management concluded that controls were not effective at December31, 2010 as a result of material control weaknesses identified by management based on the evaluation required by Exchange Act Rule 15d-15(c).

RESPONSE: We have revised the above risk factor in accordance with the above referenced requirements.

We have not paid dividends in the past and do not expect to pay dividends for the foreseeable future…, page 18

11.

This risk factor appears to be a duplication of the second risk factor on page 15. Please revise or advise.

RESPONSE: We have removed the duplicative risk factor.

Selling Security Holders, page 18

Selling Security Holder Pursuant to the Equity Agreement, page 18

12.

It appears that the percent of outstanding shares beneficially owned by TCA after the offering does not reflect the shares to be issued in the offering. Please revise or advise.

RESPONSE: We have included additional footnote disclosure to the above referenced table clarifying that the table assumes the sale of all of the shares in the offering.

Description of Securities to be Registered, page 22

13.

We note that the number of shares issued and outstanding as of January 31, 2012, disclosed in the second paragraph and in footnote (2) at the top of page 45 differs from the number of shares issued and outstanding disclosed on page eight. Please revise or advise.

RESPONSE: We have revised the Registration Statement to fix the discrepancy between the two sections.

Reports to Security Holders, page 26

14.

Please revise to include the correct address for the Securities Exchange Commission’s reference room, which is 100 F Street, NE Washington, DC 20549.

RESPONSE: We have revised the Registration Statement to include the correct address for the SEC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Plan of Operation, page 27

15.

We note your disclosure that you currently sell your jewelry to approximately 150 independent jewelry retailers across the United States, which differs from the customer base disclosed under the “Customers” heading on page 25. Please or advise.

RESPONSE: We have revised the Registration Statement to clarify that the Company currently sells jewelry to approximately 50 retailers.

Results of Operations for the Year Ended December 31, 2010 and 2009, page 30

Sales, page 30

16.

Please include a narrative discussion of the extent to which the sales increase is attributable to increases in average prices or to increases in volume or to the introduction of new products. In doing so, please tell us your consideration of disclosing sales of raw materials and each of the fashion lines disclosed in the last paragraph on page 23 for each year presented.

RESPONSE: The increase in sales is attributed to in crease of volume and introducing new products.  The Company does not engage in selling raw materials.  We have revised our disclosure accordingly.

Liquidity and Capital Resources, page 32

17.

Please disclose why you believe cash flow from operations and existing capital will be sufficient to sustain current operations given the cash overdraft and history of net losses and negative cash flows from operating activities.  In that regard, please discuss your efforts and ability to raise additional debt and/or equity financing required to fund your operations and capital requirements and pay and/or refinance your obligations as they become due over the next twelve months.  In doing so, please discuss how the financing available to you from the TCA equity financing facility factors into your ability to sustain operations for the next twelve months.  Similarly revise your disclosure on page 36 in regard to the satisfaction of your cash obligations for the next twelve months.

RESPONSE: As of March 31, 2012, the Company believes it has cash on hand to sustain operations for approximately two months.  The Company is currently in the process of raising additional capital through convertible debt.  Further, the Company believes that financing obtained through the equity facility will allow the Company to sustain operations for the next twelve months though there is no guarantee the Company will be able to receive the full amount under the equity line.

Satisfaction of our cash obligations for the next 12 months, page 35

18.

Please disclose whether or not your major stockholder has committed to advance funds to you, and if your major stockholder has committed to advance funds to you over the next twelve months, please disclose the terms of the commitment.

RESPONSE: The Company’s majority stockholder is committed to advance funds to the Company as needed over the next twelve months.  There are no formal terms to the majority stockholder’s commitment at this time.  At such time that the majority stockholder does advance funds, we will disclose such transaction accordingly.

Transactions with Related Parties, Promoters and Certain Control Persons, page 45

19.

We note your disclosure that there have been no material transactions since the beginning of your last fiscal year between you and any officer, director or any stockholder owning greater than 5% of your outstanding shares, nor any of their immediate family members except as noted below. However, no transactions are disclosed. Please advise or revise to comply with Item 404 of Regulation S-K.

RESPONSE: We have removed the language “except as noted below” from the Registration Statement.

Financial Statements, page F-2

20.

Please update the audited financial statements and related financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: We have included updated financial statements in accordance with Rule 8-08 of Regulation S-X.

21.

We note your disclosure on page 38 that you have adopted and granted share-based awards under an incentive stock and award plan. However, it does not appear that you provided the disclosures required by ASC 718 in the notes to your financial statements.  Please advise.

RESPONSE: We have included the disclosures required by ASC 718 in the Company’s unaudited financial statements for the quarter ended March 31, 2012.

Statements of Cash Flows, page F-6

Supplemental Disclosures of Non-Cash Investing and Financing Activities, page F-7

22.

Please tell us how the issuance of common stock for vendor payables in 2009 is reflected in the statements of changes in stockholders’ equity (deficit).

RESPONSE:  The amount previously shown in the S-1 financial statements for 2009 related to issuance of common stock for vendor payables was an inadvertent error made when transferring the financial statements from the Form 10-K to the Registration Statement.  The Registration Statement now contains updated audited and unaudited financial statements and the vendor payable amount has been disclosed correctly.

Notes to the Financial Statements, page F-8

23.

Please tell us your basis in GAAP for classifying loss on disposal of equipment as non-operating expense given the guidance in ASC 360-10-45-5.

RESPONSE: The amount for loss on disposal of equipment was immaterial to the 2010 financial statements, so its presentation as a non-operating expense was determined by management to be non-material to our shareholders and prospective investors, and our auditors agreed.  Going forward, we will classify gains or losses on equipment disposals as an operating item in accordance with ASC 360-10-25-5.

Unaudited Financial Statements, page FF-1

24.

Please disclose the pertinent rights and privileges of the Series A preferred stock, such as dividend and liquidation preferences, participation rights and unusual voting rights.

RESPONSE: A description of the Series A Preferred Stock has been disclosed in the Company’s financial statements contained in the Registration Statement.

Recent Sales of Unregistered Securities, page II-1

25.

We note that the number of shares issued to Socius disclosed in the second paragraph on page II-2 differs from the number of shares disclosed in seventh paragraph on page F-22.Please revise or advise.

RESPONSE: We have revised the disclosure to reconcile the number of shares issued to Socius.

26.

Please show us how to reconcile the number of shares issued during each of the past three years to the number of shares issued for each year as reported in the statements of changes in stockholder’s equity (deficit).

RESPONSE: We have attached an updated statement of stockholders’ equity as Exhibit A for reconciliation purposes.

Further, the Company acknowledges that:

(1)

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Berge Abajian

Berge Abajian

Chief Executive Officer

EXHIBIT A

BERGIO INTERNATIONAL ,INC.
Statement of Stockholders' Equity
For the Three Months Ended March 31, 2012
(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount

Balance - January 1, 2010	4,308,625	$ 4,308	$ 1,675,042	$ (2,097,121)	$ (417,771)

Issuance of common stock for professional services	135,499	135	97,925	-	98,060
Issuance of common stock for related party debt and accrued interest	157,142	158	401,602	-	401,760
Issuance of common stock for cash ($30,000) and financing costs ($60,000)	125,000	125	89,875	-	90,000
Issuance of common stock for deferred offering costs	92,593	93	499,907	-	500,000
Issuance of common stock for payment of debt	1,190,249	1,190	698,809	-	699,999
Issuance of common stock for payment of accounts payable	714,473	714	246,286	-	247,000
Issuance of common stock for share liability	375,000	375	179,625	-	180,000
Issuance of common stock for accrued compensation	3,232,020	3,232	67,601	-	70,833
Issuance of common stock for debt conversion	828,973	829	64,921	-	65,750
Net loss	-	-	-	(838,999)	(838,999)

Balance - December 31, 2010	11,159,574	11,159	4,021,593	(2,936,120)	1,096,632

Issuance of common and preferred stock:
Issuance of common stock for accrued compensation	1,988,054	1,988	21,570	-	23,558
Issuance of common stock for debt conversion	19,236,424	19,237	281,139		300,376
Issuance of common stock for professional services	533,553	534	34,147	-	34,681
Issuance of common stock for payment of accounts payable	1,040,133	1,040	30,060	-	31,100
Issuance of common stock for deferred offering cost	2,136,111	2,136	49,114	-	51,250
Common stock issuable for deferred offering cost	5,208,333	5,208	88,542	-	93,750
Net loss	-	-	-	(408,328)	(408,328)

Balance - December 31, 2011	41,302,182	41,302	4,526,165	(3,344,448)	1,223,019

Issuance of common stock for debt conversion	19,199,208	19,199	116,033	-	135,232
Reclassification of derivative liability associated with convertible debt	-	-	27,373	-	27,373
Net loss	-	-	-	(221,669)	(221,669)

Balance - March 31, 2012	60,501,390	$ 60,501	$ 4,669,571	$ (3,566,117)	$ 1,163,955